Davisson & Associates, PA
ATTORNEYS AND COUNSELORS AT LAW

4124 QUEBEC AVENUE NORTH, SUITE 306
MINNEAPOLIS, MINNESOTA 55427
TELEPHONE (763) 355-5678
FACSIMILE (763) 355-5679

May 11, 2017

U.S. Securities & Exchange Commission	Mail Stop 4561
Division of Corporation Finance
Attn: Katherine Wray and Gabriel Eckstein
100 F Street NE
Washington DC, 20549

Re:	Universal Power Industry Corporation Response
Response to letter dated December 1, 2016 and questions regarding
Form 8-K filed August 8, 2016, as amended August 23, 2016
File No. 000-555381

Dear Ms. Wray and Mr. Eckstein:

Our firm has been engaged as special counsel to assist Universal Power Industry Corporation (the "Company" or "Issuer") in answering questions posed by the U.S Securities & Exchange Commission (the "Commission") staff in its letter dated December 1, 2016: 1.)  regarding the Company's disclosure in its Current Report filed on Form 8-K on or about August 8, 2016,  and 2.) regarding the status of the Company's periodic reports and its plans moving forward. We hereby submit the information in this letter on behalf of our client.  The full test of each question is reprinted below along with our clients response.

Question No. 1 states:

We are continuing to evaluate your response. As you are aware, if you were a shell company under Exchange Act Rule 12b-2 prior to the acquisition, you were required to file a current report with Form 10 information within four business days of the acquisition. If you were not a shell company prior to the acquisition, as you indicate in your response, you were still required to provide financial statements for XPAL Power Inc. within 71 calendar days after the due date of the Form 8-K reporting the completion of the acquisition. In this regard, we note that you filed the Form 8-K with Item 2.01 disclosure on August 8, 2016, and that the filing states that you expected to file financial statements for XPAL Power, Inc. in October 2016. Please promptly file an amendment to disclose the required financial statements or advise. Refer to Item 9.01 of Form 8-K.

Katherine Wray and Gabriel Eckstein
May 11, 2017

Answer:  The Company began responding to this question with the assumption that the representations made regarding the assets in the XPAL acquisition had the fair market value presented.  However time from the date of the acquisition of the XPAL assets elapsed, it became clear that there were significant issues with the values presented and certain material facts were omitted that had a direct bearing on the value of those assets; so much so that it became clear that the transaction really was a non-event because there wasn't going to be a way that the seller was going to be able to deliver.  To address this issue, the Current Report that was filed on Form 8-K dated April 25, 2017 was filed as a follow-up to described the XPAL Power Transaction in detail based on the facts that were subsequently discovered.  That current report served the primary purpose of disclosing the fact that the assets in the XPAL Transaction were essentially worthless (and in some cases worse than worthless because the Company believes that a seller of those assets would risk a substantial likelihood of being made the subject of lawsuits). The Company's position is that while the transaction closed in form, it did not close in substance.  From a disclosure perspective, there ended up being nothing to report other than the fact that transaction failed and that the Company is seeking to recover the shares that were issued as consideration. As such, for disclosure purposes, it is immaterial whether the Company was a shell or non-shell prior to the putative transaction since the transaction was in essence void ab initio.

Question No. 2:

You filed a Form 12b-25 on September 30, 2016 to notify that the Form 10-K for the fiscal year ended June 30, 2016 could not be filed timely. In that Form, you also indicated that the Form 10-K would be filed by the 15th calendar day after its due date. The due date of a Form 10-K for a smaller reporting company is 90 days after the end of the fiscal year. Please tell us when you plan to file the Form 10-K for the fiscal year ended June 30, 2016. In addition, tell us when you plan to file the Form 10-Q for the fiscal quarter ended September 30, 2016. We note that this Form 10-Q was due on or before November 14, 2016.

Answer: The Company had initially responded the forgoing question based on its belief that the XPAL asset acquisition would provide sufficient capital from collection of the receivables purchased to continue filing periodic reports. The failure of the asset acquisition to provide the cash flows that would have resulted had the assets been worth what they were purported to be left the Company currently without sufficient resources to engage an audit firm to conduct the audit(s) necessary for it to file its periodic reports. It is currently evaluating its other options. However, in the meantime as it evaluates its options, the Company filed Form 15 pursuant to Rules 12g-4(a)1 and 2 so that 90 days from filing, its registration under Section 12 of the Securities Exchange Act of 1934, as amended, will be terminated and it will no longer have the obligation to file periodic and current reports, past present or future.

Katherine Wray and Gabriel Eckstein
May 11, 2017

Unlike Rule 12h -3 which has, as one of its requirements, the requirement that the issuer be current in its filings in order to be eligible to file Form 15, Rules 12g-4(a)1 and 2 do not have such a requirement.   In fact the SEC has published two cases involving Rule 12g-4(a)1 where the filers were delinquent in their filings and each subsequently filed a Form 15 under that rule1. The first was done prior to the initiation of action by the Commission and the second after the Commission had initiated proceedings.  Both cases were the same as the Company's in that all three had periodic reports that were delinquent at the time that they filed a Form 15 and all three filed pursuant to Rule 12g-4(a)1.  The two cases cited each were dismissed on the Commission's own motions based on the fact that the each of the issuers' registrations had been terminated by filing the Form 15.  Here, 90 days following the filing of Form 15, the Company's registration will be terminated and its obligation to file periodic and current reports will cease (like the cases cited) as to past, present and future filings.  This position, as to the Company's reporting obligations following the 90 day period after filing Form 15 under Rules 12g-4(a)1 and 2 as to past, present and future filings, is also consistent with oral guidance we received recently from two of the staff attorneys in the Chief Counsel's Office of the Commission. Although no assurances can be made that it will do so, the Company's management intends to further evaluate its options and to develop and finalize its business plan over the coming months so that, when ready (assuming that it is fiscally reasonable to do so), it may file a registration statement on Form 10 to resume operations as a "fully reporting '34 Act Company."  If you have any further questions or would like to discuss any of the matters please feel free to call me at 612-242-2622.

Regards,
Davisson & Associates, PA

/s/ Peder K. Davisson, Esq.
Peder K. Davisson, Esq.

Enclosures:	Order…in the Matter of Ruby Creek Resources
Order…in the Matter of HydroGenetics

cc Robert Leng, CEO

1 See enclosed herewith: Order Dismissing Proceeding, for the United States of America before the Securities and Exchange Commission, In the Matter of HydroGenetics, Inc., Securities Exchange Act Rel. No.67687 (August 12, 2012) and the Order Dismissing Proceeding, for the United States of America before the Securities and Exchange Commission, In the Matter of Ruby Creek Resources, Inc., Securities Exchange Act Rel. No.76060 (September 30, 2015).

Enclosure -

Order…in the Matter of Ruby Creek Resources

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No.76060 / September 30, 2015

Admin. Proc. File No. 3-16545

In the Matter of

Ruby Creek Resources, Inc.

ORDER DISMISSING PROCEEDING

On May 20, 2015, the Commission instituted an administrative proceeding against Ruby Creek Resources, Inc., and two other respondents under Section 12(j) of the Securities Exchange Act of 1934.1 The Order Instituting Proceedings alleged that Ruby Creek had violated periodic reporting requirements and sought to determine, based on those allegations, whether it was "necessary and appropriate for the protection of investors to suspend . . . or revoke" the registration of Ruby Creek's securities.

On June 1, 2015, Ruby Creek filed a Form 15, seeking to terminate voluntarily the registration of its securities under Section 12(g) of the Exchange Act.2 Under Exchange Act Rule 12g-4(a), an issuer's registration is terminated ninety days after the issuer files Form 15,3 in this case, on August 31, 2015. The Division of Enforcement subsequently moved to dismiss the proceeding against Ruby Creek.4

1     15 U.S.C. § 78l(j). The other respondents defaulted, resulting in the revocation of the registration of their securities. Composite Solutions, Inc., Initial Decision Release No. 825, 2015 WL 3929986 (June 26, 2015); see also Composite Solutions, Inc., Securities Exchange Act Release No. 75635, 2015 WL 4709110 (Aug. 7, 2015) (finality notice).

2     17 C.F.R. § 240.12g-4(a) (providing for certification of termination of registration under Section 12(g), 15 U.S.C. § 78l(g)). Ruby Creek relied on Rule 12g-4(a)(1), which permits the termination of registration if the issuer certifies that the class of securities being deregistered is held of record by fewer than 300 persons. 17 C.F.R. § 240.12g-4(a)(1). In its Form 15, Ruby Creek certified that the approximate number of holders of record, as of June 1, 2015, was 158.

3     17 C.F.R. § 240.12g-4(a).

4     Ruby Creek has not responded to the Division's motion.of registration are the only remedies available in a proceeding instituted under Section 12(j), we find it appropriate to dismiss this proceeding against Ruby Creek.

Order…in the Matter of Ruby Creek Resources -- Page 1 of 2

  We have determined to grant the Division's motion. Ruby Creek no longer has a class of securities registered under Section 12 of the Exchange Act. Because revocation and suspension.5

IT IS therefore ORDERED that this proceeding is dismissed with respect to Ruby Creek Resources, Inc.

By the Commission.

  Brent J. Fields
Secretary

5      See, e.g., Tapslide, Inc., Exchange Act Release No. 67125, 2012 WL 2020908 (June 5, 2012) (dismissing proceeding against respondent who no longer had securities registered under Exchange Act Section 12); TelcoBlue, Inc., Exchange Act Release No. 58061, 2008 WL 2574445 (June 30, 2008) (same).

Order…in the Matter of Ruby Creek Resources -- Page 1 of 2

Enclosure -

Order…in the Matter of HydroGenetics

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 67687 / August 17, 2012

Admin. Proc. File No. 3-14864

In the Matter of
HYDROGENETICS, INC.
Respondent

ORDER DISMISSING PROCEEDING

On May 2, 2012, the Commission instituted an administrative proceeding against HydroGenetics, Inc. ("HydroGenetics") under Section 12(j) of the Securities Exchange Act of 1934.1  The Order Instituting Proceedings alleged that HydroGenetics had violated periodic reporting requirements and sought to suspend or revoke the registration of HydroGenetics's securities.

On April 20, 2012, prior to the institution of this proceeding, HydroGenetics filed a Form 15 to terminate voluntarily the registration of its securities under Exchange Act Section 12(g). Under Rule 12g-4(a), an issuer's registration is terminated ninety days after filing a Form 15, in this case, July 19, 2012.2  On July 20, 2012, the Division of Enforcement filed a motion to dismiss HydroGenetics from this proceeding. HydroGenetics has not responded to the Division's motion.

1     15 U.S.C. § 78l(j).

2     17 C.F.R. § 240.12g-4(a) (certification of termination of registration under Section 12(g)).

Order…in the Matter of HydroGenetics -- Page 1 of 2

We have determined to grant the Division's motion. HydroGenetics no longer has securities registered under Section 12 of the Exchange Act. Because revocation or suspension of registration are the only remedies available in a proceeding instituted under Section 12(j) of the Exchange Act, we find that it is appropriate to dismiss this proceeding against HydroGenetics.3

Accordingly, it is ORDERED that this proceeding be, and it hereby is, dismissed with respect to HydroGenetics, Inc.

By the Commission.
Elizabeth M. Murphy
Secretary

3      See, e.g., SGI Int'l, Securities Exchange Act Rel. No. 66389 (Feb. 13, 2012), 102 SEC Docket 51193, 51194; Sharon Energy, Ltd., Securities Exchange Act Rel. No. 66361 (Feb. 8, 2012), 102 SEC Docket 51033, 51034.

Order…in the Matter of HydroGenetics -- Page 1 of 2